SEC Registration No. 333-121238
Filed pursuant to Rule 424(b)(3)

[THE FOLLOWING IS TEXT TO A STICKER TO BE ATTACHED TO THE FRONT COVER OF THE PROSPECTUS IN A MANNER THAT WILL NOT OBSCURE THE RISK FACTORS:

SUPPLEMENTAL INFORMATION — The Prospectus of Cornerstone Core Properties REIT, Inc. consists of this sticker, the Prospectus dated January 6, 2006 and Supplement No. 3 dated June 7, 2006. Supplement No. 3 contains a description of a property we have acquired and a description of our agreement to acquire another property.

SUPPLEMENT NO. 3
DATED JUNE 7, 2006
TO THE PROSPECTUS DATED JANUARY 6, 2006
OF CORNERSTONE CORE PROPERTIES REIT, INC.

We are providing this Supplement No. 3 to you in order to supplement our prospectus. This Supplement No. 3 supersedes Supplements No. 1 and No. 2.

Recent Developments —Acquisition of 2111 S. Industrial Park

On June 1 2006, we purchased an existing multi-tenant industrial property, known as 2111 South Industrial Park (the property) from Squamar Limited Partnership and IPM, Inc., unaffiliated parties. The property is a 26,800 square foot industrial building located in a master planned business park environment in the North Tempe submarket of Phoenix which was constructed in 1974. The acquisition price was $1,975,000 plus approximately $3,300 of closing costs (which are not fully determinable at this time). This equates to approximately $73.82 per square foot of leasable space. The property is currently 88% leased at an average annual rent of $7.13 per square foot to 13 tenants ranging in size from 1,600 to 2,800 square foot. These tenants operate varying business, including service related business, warehouse storage and light assembly. We purchased this property for all cash, without debt financing.

A local homebuilder occupies approximately 21% of the rentable square footage and a light manufacturer of concrete furniture and accessories occupies approximately 10% of the rentable square footage of the property. No other tenant occupies 10% or more of the rentable square footage of the property.

The following table sets forth lease expiration information:

Year Ending Dec 31	No of Leases Expiring	Approx Amount of Expiring Leases (Sq. Feet)	Base Rent of Expiring Leases (Annual $)	Percent of Total Leaseable Area Expiring %	Percent of Total Annual Base Rent Expiring
					(1)
2006	7	12,400	88,140	46.3%	52.4%
2007	5	9,600	69,120	35.8%	41.1%
2008	1	1,600	10,944	6.0%	6.5%
Thereafter	0	0	0	0	0

(1)          A majority of tenants occupy space in the property on a month to month basis; however, average tenure at the property exceeds 2 years.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, physical condition, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and analyzed how the property compares to comparable properties in its market.

According to the Arizona Department of Economic Security, Arizona’s economy will experience positive growth in 2006 and 2007, due largely to strong performance in the aerospace, electronics and construction industries. The Grubb & Ellis/BRE Commercial, LLC Research first quarter 2006 Industrial Market Trends report states that the metro Phoenix industrial markets experienced record breaking net absorption in 2005 and that sustained lack of industrial space is expected to continue for the next six to nine months throughout metro Phoenix.

The 2111 South Industrial property is located on a major artery, with immediate access to Downtown Phoenix, Scottsdale, Tempe and Tucson, in an in-fill market characterized by increasing demand and rental growth. The project’s strategic location is just minutes from the key transportation hub of the Phoenix Sky Harbor International Airport. The property has the flexibility to accommodate a variety of size requirements and tenant growth.

For federal income tax purposes, the depreciable basis of the property is estimated at approximately $1,324,000 which is subject to final adjustment. The depreciation expense will be calculated using the straight-line method, based upon an estimated useful life of 39 years for the building improvement costs and the related lease term for the tenant improvements. Leasing commissions will be amortized over the initial term of the related leases. The realty tax rate is 1.28%, and  annual realty taxes are projected to be approximately $25,300 for the initial year subsequent to the purchase.

Recent Developments — Agreement to Acquire Mack Deer Valley

We have entered into a definitive agreement to purchase an existing multi-tenant industrial park known as Mack Deer Valley from Mack Deer Valley Phase II, LLC, a non-related party, for a purchase price of $23,150,000. As of May 15, 2006, our right to terminate the agreement without penalty expired and our initial deposit became non-refundable.

The property is newly constructed and consists of approximately 180,985 square feet of leasable space in two single-story buildings located on approximately 11 acres of land in a master planned business park in Phoenix, Arizona. The property is currently 100% leased at an average annual rent of $8.16 per square foot to 12 tenants whose spaces range in size from approximately 4,879 square feet to 35,782 square feet. These tenants operate varying business, including service related businesses, warehouse storage and distribution and light assembly.

Mack Deer Valley is located with immediate access to downtown Phoenix and Scottsdale, just minutes from the key transportation hub of Deer Valley Airport. According to Cushman & Wakefield, a prominent national real estate brokerage firm, the Phoenix industrial market is experiencing upward momentum with net absorption rates nearing record levels and vacancy rates at 4.9% as of year end 2005.

In connection with the agreement, we have paid a non-refundable $500,000 deposit to an escrow agent, and we are obligated to pay additional non-refundable escrow deposits of $250,000 each in July, September and November 2006 and January 2007.

Under the terms of the agreement, in addition to the investment described above, we are obligated to pay certain closing costs, including, but not limited to attorney fees, certain title insurance premiums, survey costs, recording costs and one-half of the escrow charges. The agreement closing date is January 22, 2007. Although substantially all contingencies have been satisfied and we expect to close in accordance with the terms of the agreement, there can be no assurance that events will not arise that could prevent us from acquiring the property.